UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Eloquent Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29014010

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Capital, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,789

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.5%

12. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crossover Fund III Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Delta Growth Management, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) IA, CO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Crosslink Omega III Holdings, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,254,789

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.5%

12. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Michael J. Stark

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 16,208
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power 16,208
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,997

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.5%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Seymour Franklyn Kaufman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 10,160
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power 10,160
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,264,949

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.5%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vladimir S. Jacimovic

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 582
6. Shared Voting Power 1,254,789
7. Sole Dispositive Power 582
8. Shared Dispositive Power 1,254,789

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,371

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.5%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Thomas Edward Bliska

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Daniel John Dunn

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0%

12. Type of Reporting Person (See Instructions) IN, HC

Item 1.

(a) Name of Issuer

Eloquent Inc

(b) Address of Issuer's Principal Executive Offices

1730 El Camino Real, 3rd Floor, San Mateo, CA 94402

Item 2.

(a) The names of the persons filing this statement are:

Crosslink Capital, Inc. ("Crosslink"), Crossover Fund III Management, L.L.C. ("Crossover III Management"), Delta Growth Management, Inc. ("Delta Growth Management"), Crosslink Omega III Holdings, L.L.C. ("Omega III Holdings"), Michael J. Stark, Seymour Franklyn Kaufman, Daniel John Dunn, Thomas Edward Bliska and Vladimir S. Jacimovic

(collectively, the "Filers"). Each Filer disclaims beneficial ownership of the securities reported on this Schedule 13G except to the extent of that Filer's pecuniary interest therein.

(b) The principal business office of the Filers is located at:

Two Embarcadero Center, Suite 2200, San Francisco, CA 94111

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 29014010

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to Crosslink and Crossover III Management).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Bliska and Mr. Jacimovic).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ X ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to Crosslink, Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Bliska and Mr. Jacimovic).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ] *

*(as to Crossover III Management, Delta Growth Management, Mr. Dunn and Mr. Bliska).

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Crosslink, Crossover III Management and Delta Growth Management are registered investment advisers whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Crosslink is the investment adviser to investment funds of which Delta Growth Management is the general partner, of which Crossover III Management is the general partner or holder of Class B Units and of which Omega III Holdings is the manager or holder of Class B Units. Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Jacimovic and Mr. Bliska re control persons of Crossover III Management. Mr. Stark is the control person of Delta Growth Management. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman and Mr. Jacimovic are control persons of Omega III Holdings. Crosslink, Crossover III Management, Delta Growth Management, Omega III Holdings, Mr. Stark, Mr. Kaufman and Mr. Jacimovic constitute a group within the meaning of rule 13d-5(b).

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification of Crosslink, Crossover III Management, Mr. Stark, Mr. Kaufman, Mr. Dunn, Mr. Jacimovic and Mr. Bliska:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Omega III Holdings and Delta Growth Management:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003

Crosslink Capital, Inc. By: /s/ Michael J. Stark, President	Crossover Fund III Management, L.L.C. By: /s/ Michael J. Stark, Manager

Delta Growth Management, Inc. By: /s/ Michael J. Stark, Manager	Crosslink Omega IV Holdings, L.L.C. By: /s/ Michael J. Stark, Manager
/s/ Michael J. Stark	/s/ Seymour F. Kaufman
/s/ Vladimir S. Jacimovic	/s/ Daniel John Dunn
/s/ Thomas Edward Bliska